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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49789

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Montgomery & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 400
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elias Cervantes (310) 260-6933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt
(Name – *if individual, state last, first, middle name*)

100 Oceangate (Address) Long Beach (City) CA (State) 90802 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 7/5

OATH OR AFFIRMATION

I, Elias Cervantes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montgomery & Co., LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETH M. ALDRICH
COMM.# 1841886
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. MAR. 26, 2013

[Signature]
Signature

FinOP
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONTGOMERY & CO., LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

TABLE OF CONTENTS

HCVT CERTIFIED PUBLIC ACCOUNTANTS HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Members of
Montgomery & Co., LLC:

We have audited the accompanying statement of financial condition of Montgomery & Co., LLC, a Delaware limited liability company, (the Company) as of December 31, 2012, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Montgomery & Co., LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Long Beach, California
March 11, 2013

11444 W. Olympic Boulevard, 11th Floor, West Los Angeles, CA 90064 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Boulevard, Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436
400 W. Ventura Boulevard, Suite 250, Camarillo, CA 93010

MONTGOMERY & CO., LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Assets:		
Cash and cash equivalents	$	4,635,600
Restricted cash		406,782
Accounts receivable, net		125,604
Investments, at fair value (cost of $361,468)		1,105,441
Property, net		1,019,300
Prepayments and other assets		1,215,268
Total assets	$	8,507,995

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Bonus payable	$	1,002,500
Deferred rent		562,145
Accounts payable and accrued liabilities		755,425
Total liabilities		2,320,070
Commitments and contingencies		
Members' equity (deficit):		
Common		(520,956)
Class A members		(2,841,199)
Class B members		-
Class C members		-
Class D members		7,995,942
Class D-1 members		1,554,138
Total members' equity		6,187,925
Total liabilities and members' equity	$	8,507,995

See accompanying notes to statement of financial condition.

MONTGOMERY & CO., LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

NOTE 1. ORGANIZATION

Montgomery & Co., LLC (the Company) is a limited liability company organized pursuant to Delaware Limited Liability Company Law. The Company was formed on July 15, 1996.

The Company is an investment bank focused on mergers and acquisitions and private placement advisory services for growth companies in the information technology, communications and media industries.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA) and various state regulatory agencies.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Revenues and expenses are recorded as earned and incurred, respectively.

Presentation of Statement of Financial Condition

The Company does not present a classified statement of financial condition that presents short-term and long-term assets and liabilities. Management's expectation is that in the normal course of business, certain assets will benefit future periods of greater than twelve months and certain liabilities are payable later than twelve months after December 31, 2012.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts. Allowance for doubtful accounts on accounts receivable balances for the year ended December 31, 2012 amounted to $160,219.

Bonus Payable

The Company records incentive compensation for its employees, which is unpaid at December 31, 2012, as bonus payable in the accompanying statement of financial condition. Accrued incentive compensation amounts are based on formulas established by, and discretionary decisions made by, the Company's compensation committee. All bonus payable amounts at December 31, 2012 are expected to be paid in 2013.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property

Property is stated at cost. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the related assets ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the assets using the straight-line method.

Betterments, renewals and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the statement of operations for that period.

Useful lives by asset category are as follows:

Internally developed computer software	5 years
Computers and equipment	3-5 years
Furniture and fixtures	3-5 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the valuation of investments in non-marketable securities, the accrual of incentive compensation and the allowance for doubtful accounts. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by the Federal Deposit Insurance Corporation. The Company believes that its credit risk is not significant.

As of December 31, 2012, three clients accounted for 26%, 18%, and 10%, respectively, of total accounts receivable. No other client accounted for more than 10% of total accounts receivable.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability.

However, because the Company is an LLC, it is subject to state fees based on its annual gross receipts. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact its operations. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2008.

Investment Valuation

Investments were stated at fair value as of December 31, 2012. Marketable securities are valued based on published price quotations for their last reported sales price. In making the valuation of its investments, the Company takes into account the cost of the investment to the Company, developments since the acquisition of the investment, the quoted prices of similar securities that are publicly traded, and other factors pertinent to the valuation of the investment.

Investments held by the Company which have an active public market are valued based on the closing day price on the exchange where they are publicly traded. For those investments held by the Company where there is no public market, the Company has relied on financial data and representations of the investee, on its own estimates, Black-Scholes option-pricing models, and on projections made by the investee as to the effect of future developments. Because of the uncertainty of valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the investment existed and the difference could be material. Net unrealized change in value of investments during the year is included in revenues in the accompanying statement of operations.

Fair Value Measurement

The Company accounts for the fair value of its financial instruments in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* (ASC 820). Non-recurring, non-financial assets and liabilities are also accounted for under the provisions of ASC 820. In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement (Continued)

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the statement of financial condition at fair value are classified and disclosed in one of the following categories:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an accessible and active market as of the measurement date. As required by ASC 820, the Company does not adjust the quoted price for these assets and liabilities, even in situations where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level 2: Financial assets and liabilities whose values are based on quoted prices in markets that are not active or whose values are based on pricing inputs that are both significant to the overall fair value measurement and observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The selection of inputs and pricing techniques will typically require a significant amount of judgment and will involve assumptions about what a market participant would use to price the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Investments in securities	$ -	$ -	$ 1,105,441	$ 1,105,441

The changes in investment amounts classified as Level 3 are as follows:

Balance at January 1, 2012	$ 2,103,169
Unrealized gains and losses, net	(450,590)
Purchases	7,572
Sales	(554,710)
Balance at December 31, 2012	$ 1,105,441

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement (Continued)

The Company recognizes transfers between the Levels as of the beginning of the year. There were no transfers between Level 3 and Level 1 or 2 during the year.

The following table describes the valuation techniques used to calculate fair values for assets in Level 3. For Level 3 assets, the Company's finance department, which reports to the chief financial officer, determines the fair value measurement valuation policies and procedures. At least annually, the finance department determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and third-party information. There were no changes in the valuation techniques during the current year. Quantitative Information about Level 3 Fair Value Measurements is as follows:

Valuation Techniques	Unobservable Input	Range (Average)
Market comparable companies	EBITDA multiple[a]	4.8–6.9 (5.0)
	Revenue multiple[a]	1.2–1.3 (1.3)
	Discount for lack of marketability[b]	30%

Notes:

a. Represents amounts used when the Company has determined that market participants would use such multiples when pricing the investments.

b. Represents amounts used when the Company has determined that market participants would take into account these premiums and discounts when pricing the investments.

NOTE 3. TRANSACTIONS WITH RELATED PARTIES

Included in prepayments and other assets in the accompanying statement of financial condition is $723,948 of receivables due from related parties, of which $156,773 relates to management fees receivable from Montgomery MM Investment Partners, LLC and Montgomery Vantage, LLC, and $47,150, $47,540, and $56,178 due from Digital Coast Ventures Corp., Montgomery Manager, LLC, and Montgomery MM Manager, LLC, respectively, for rental and administrative fees. An additional $221,133 is receivable from Digital Coast Ventures, LLC for amounts held in escrow as part of the sale of one of its investments during 2012. Also, of the $723,948 related party receivables, $84,837 relates to amounts due from MCO Class A Partner GP, LLC, MCO Class A Partner Holdings, LP, MCO Common Partner GP, LLC, MCO Common Partner Holdings, LP, Montgomery Insiders VMH Partnership, Montgomery MM Direct Investment Partners, Montgomery MM Investment Partners, LLC, Montgomery Vantage II, LLC, and Montgomery Vantage III, LLC for payment of taxes on the entities' behalf and for professional services provided. Additionally, $110,337 of the $723,948 receivable relates to amounts due from various members for payment of taxes on their behalf.

NOTE 3. TRANSACTIONS WITH RELATED PARTIES (Continued)

The Company is a general partner in a management company, Shah Management Partners, which is the general partner in the equity fund Shah Capital Partners. Some partners of Shah Capital Partners and Shah Management Partners are also Class D members of the Company.

NOTE 4. PROPERTY

Property consists of the following at December 31, 2012:

Computers and equipment	$ 687,694
Customer relationship management software	357,740
Furniture and fixtures	431,690
Leasehold improvements	3,668,737
	5,145,861
Less: accumulated depreciation and amortization	(4,126,561)
	$ 1,019,300

NOTE 5. DEFFERED RENT

The Company leases office facilities and equipment under various operating lease arrangements. These leases contain rent escalation clauses that require additional rental amounts in the later years of the lease term. Rent expense for leases with escalation clauses is recognized on a straight-line basis over the minimum lease term. The excess or deficit of rent expense recognized over rent paid is recorded as an increase or decrease to deferred rent in the accompanying statement of financial condition.

In connection with the lease agreement entered into by the Company on its San Francisco premises on January 5, 2005, the Company received a tenant leasehold improvement allowance in the amount $754,040, which was recorded as deferred rent and is being amortized on a straight-line basis over the lease term. Such amortization is included in rent expense in the accompanying statement of operations.

In addition, the Company renewed its Santa Monica, California office lease agreement on January 1, 2011. In connection with this agreement, the Company received a tenant leasehold improvement allowance in the amount of $158,818, which was recorded as deferred rent and is being amortized on a straight-line basis over the lease term. Such amortization is included in rent expense in the accompanying statement of operations.

NOTE 6. MEMBERS' EQUITY

Under the Eighth Amended and Restated Operating Agreement (the Operating Agreement) effective December 31, 2009, the Company issued the following membership unit classes: Common Units, Class A Units, Class B Units, Class C Units, Class D Units and Class D-1 Units. Common Units and Class A Units have been issued to employee members of the Company. The Class B, Class C, Class D and Class D-1 Units have been issued to certain nonemployee institutional investors. The amount and type of units outstanding, distribution preferences, redemption provision, and voting rights for each class of member are subject to provisions of the Operating Agreement.

During 2010, the Company granted 27.375 Class A member units to certain employees of the Company. During 2012, the Company granted an additional 1.000 Class A member unit to a board member. The Class A member units outstanding, distribution preferences, redemption provision, vesting period and voting rights for each member are governed by the Restricted Unit Award Agreements, and are subject to provisions of the Operating Agreement. The awards vest over a four year period and 20.5447 units have vested as of December 31, 2012. The fair value of the awards as determined by the Company's Board of Managers was zero based upon the facts and circumstances available as of the grant dates.

During 2012, the Company distributed to an employee of the Company a portion of their Class A units in connection with certain Repurchase Agreements entered into by the Company, MCO Class A Partner Holdings, LP, Class A member, and such employee. Immediately after the distribution of the Class A member units to the employees, such units were acquired by the Company. No cash was given for these units. Similarly, in accordance with the Operating Agreement, the effect of redeeming the Class A membership units has been charged to the Class D and Class D-1 members.

Certain members of the Company are entitled to a liquidation preference as set forth in the Company's Operating Agreement. As of December 31, 2012, the total liquidation preference was $17,422,649.

NOTE 7. ALLOCATIONS OF PROFITS AND LOSSES AND DISTRIBUTIONS

Profits and losses are allocated to members in accordance with the provisions set forth in the Company's Operating Agreement, as restated. Distributions are made in accordance with the Operating Agreement.

NOTE 8. COMMITMENTS

At December 31, 2012, the Company was obligated under non-cancelable operating leases for office spaces through March 2016, which contain escalation clauses.

The aggregate future minimum rental commitments under the operating leases are as follows:

Years ending December 31:	Cash Payments	Straight-Line Rent Expense	Deferred Rent
2013	$ 1,055,236	$ 983,157	$ 72,079
2014	1,076,342	983,157	93,185
2015	834,495	745,740	88,755
2016	148,382	127,081	21,301
	$ 3,114,455	$ 2,839,135	275,320
		Tenant Improvements	286,825
		Deferred rent as of December 31, 2012	$ 562,145

The Company's policy is to record tenant improvement allowances received as deferred rent and amortize them as a reduction to rent expense over the lease term.

For its San Francisco, California and Santa Monica, California offices, the Company delivered letters of credit to the landlords in the amounts of $87,932 and $300,000, respectively. No amounts have been used against the letters of credit as of December 31, 2012. The Company maintains a restricted cash deposit of $406,782 to secure the letters of credit on the leases. This amount is included in restricted cash in the accompanying statement of financial condition.

The Company has entered into partnership agreements with related parties, Montgomery Manager, LLC and Montgomery MM Manager, LLC, and has committed to fund capital to these partnerships in the amounts of $104,214 and $82,386, respectively. As of December 31, 2012, $94,272 has been funded to Montgomery Manager, LLC and $44,096 has been funded to Montgomery MM Manager, LLC. Outstanding commitments of $9,942 and $38,290 may be called by the partnerships as outlined in their respective operating agreements.

NOTE 9. INDEMNIFICATION ARRANGEMENTS

The Company's Operating Agreement obligates the Company to indemnify Members from, and against, any and all losses they incur in connection with the Company, its properties, business or affairs. This indemnity does not extend to any conduct which constitutes recklessness, willful misconduct or gross negligence as determined by a court of competent jurisdiction following the expiration of all appeals. The Company has never had and is not currently aware of any facts that would give rise to a claim for indemnification under the Operating Agreement and such possible claims are considered remote.

NOTE 10. NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. The basic concept of the net capital rule is liquidity, its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

Summarized net capital information for the Company at December 31, 2012, is as follows:

Net capital (Schedule I)	$ 2,315,530
Required net capital	(132,025)
Excess net capital	$ 2,183,505
Ratio of aggregate indebtedness to net capital	0.86 to 1

NOTE 11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred from January 1, 2013 through March 11, 2013, which is the date that the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements, except as follows:

On February 28, 2013, the Company received subordinated loans in the amount of $400,000 from two LLC Members. The loans bear an interest rate of 15% and mature on February 28, 2014. The subordinated loans are qualified for net capital purposes.

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

MONTGOMERY & CO., LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2012